File No. 70-
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


FORM U-1

APPLICATION-DECLARATION WITH RESPECT TO FINANCING TO BE
MADE AVAILABLE BY EUA ENERGY INVESTMENT CORPORATION
FOR JOINT PROJECTS WITH A SOLID AND LIQUID MATERIALS
SEPARATION TECHNOLOGY COMPANY

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


EUA ENERGY INVESTMENT CORPORATION
P.O. Box 2333, Boston, Massachusetts 02107

(Name of company filing this statement
and address of principal executive office)

EASTERN UTILITIES ASSOCIATES

(Name of top registered holding company
parent of applicant or declarant)

CLIFFORD J. HEBERT, JR., TREASURER
EASTERN UTILITIES ASSOCIATES
P.O. Box 2333, Boston, Massachusetts 02107

(Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

ARTHUR I. ANDERSON, P.C.
McDermott, Will & Emery
75 State Street, Suite 1700
Boston, Massachusetts 02109

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTIONS.

I.      Overview.

       A. Background of Applicant. This application-declaration is filed with the United States Securities and Exchange Commission (the "Commission") by EUA Energy Investment Corporation ("EEIC"), a Massachusetts corporation and a wholly-owned subsidiary of Eastern Utilities Associates ("EUA"), a Massachusetts voluntary association and a registered public utility holding company under the Public Utility Holding Company Act of 1935 (the "Act"). EEIC is sometimes hereinafter referred to as the "Applicant". The holding company system of EUA is sometimes hereinafter referred to as the "EUA System".

      B.      Prior Authorizations.

                (1) By orders dated December 4, 1987 and January 11, 1988 (Release Nos. 35-24515 and 24515A, respectively; File No. 70-7426), EEIC was authorized, among other things, to conduct energy and energy conservation research and to invest, directly or indirectly, in such activities.

                (2) By Order dated June 6, 1996 (Release No. 35-26529; File No. 70-8837 (the "June 6, 1996 Order")), EEIC was authorized to invest, through December 31, 1998, approximately $4,000,000 to acquire approximately 1,052,630 shares of common stock of Separation Technologies, Inc., a Delaware corporation having its principal office in Needham, Massachusetts ("STI"). STI is engaged in the research, development, design, sale, installation, construction and servicing of solid and liquid materials separation systems and facilities including, without limitation, a system for economically separating unburned carbon from coal (or fly) ash produced by utility generating plants. Using STI's system, the resulting carbon potentially can be re-burned by the utility and the processed ash can be sold as a cement substitute in the manufacture of concrete.

                (3) The June 6, 1996 Order also authorized EEIC, through December 31, 1998, to make project financing available up to an aggregate principal amount of $15 million for the installation and construction of STI fly ash separation projects. Such financing by EEIC was authorized to be provided through the entering by EEIC into joint arrangements with STI at locations where STI equipment would be installed. EEIC's investment in these utility locations was anticipated to range between $0.5 and $2.5 million per installation. EEIC's investments in such projects with STI would take the form of, without limitation, joint ventures, general partnerships, limited partnerships, teaming agreements, royalties or other revenue sharing, special purpose entities, loans and equity participations. The aggregate amount of such project investments currently outstanding totals $2,875,000. Since the issuance of the June 6, 1996 Order, EEIC has determined that in certain circumstances, in stead of project investments, it may also be desirable to make additional direct investments in STI. Such investments would take a variety of forms, including without limitation, the purchase of additional securities of STI, short and long term loans or open account advances.

       C. Overview of Application. In this application-declaration, EEIC seeks Commission approval, through December 31, 2002, to provide financial assistance to STI in the form of project financing and direct investments in STI, provided that the aggregate amount of such assistance outstanding at any one time does not exceed an additional $15 million. EEIC proposes to provide such project financing by entering into joint arrangements with STI at locations where STI equipment will be installed. EEIC's investments in such future projects with STI would take the form of, without limitation, joint ventures, general partnerships, limited partnerships, teaming agreements, royalties or other revenue sharing, special purpose entities, loans and equity participations. EEIC's direct investments may take the form of the purchase of additional securities of STI, short or long term loans, open account advances or capital contributions.

II.    Analysis.

       The Commission has previously authorized EEIC to enter into financing arrangements similar to those described in this application-declaration in an aggregate amount of up to $15 million (See, the June 6, 1996 Order, which is summarized above) and has also authorized another non-utility subsidiary of a registered public utility holding company system to enter into financing arrangements similar to the types described in this application-declaration in an aggregate amount of up to $10 million (See, New England Electric System, Release No. 35-26277; File No. 70-8475 (the "NEES Order")). For the same reasons as were presented in the application-declaration which led to the issuing of the June 6, 1996 Order, and the application-declaration which led to the issuing of the NEES Order, EEIC believes that its request for authorization to enter into financing arrangements as described herein meet the criteria set forth by the Commission for such activity.

III.    Proposed Activities and/or Transactions.

        A. Request For Authorization of Financial Assistance. EEIC requests Commission authorization to make available, at EEIC's discretion, an aggregate total of up to $15 million of financial assistance to STI as described above, such financial assistance to be negotiated upon commercially reasonable terms as the parties may determine.

        B. No Services to be Provided by System Companies. STI has its own employees, and no employees of the EUA System retail electric utilities will be assigned to perform services for STI. EEIC does not anticipate the need to hire any additional personnel in connection with exercise of its financing rights with respect to STI.

        C. No Ownership Interests in EWGs or FUCOs. With the exception, by virtue of EUA BIOTEN, Inc.'s partnership interest in BIOTEN Partnership (See, Release No. 35-26314; File No. 70-8617), of EEIC's indirect ownership interest in a commercial prototype plant (which will either be an EWG as defined in Section 32 of the Act or a Qualified Facility within the meaning of the Public Utility Regulatory Policies Act of 1978, as amended), neither EEIC nor any subsidiary thereof has acquired an ownership interest in any EWG or FUCO, or now is or as a consequence of the transactions proposed herein will become a party to or has or will as a consequence of the transactions proposed herein have any right under a service, sales or construction contract with an EWG or FUCO, except in accordance with the provisions of the Act. EEIC, for itself and its subsidiaries, will not acquire any such interest or right without first obtaining any necessary Commission authorization.

ITEM 2. FEES, COMMISSIONS, AND EXPENSES.

        The fees, commissions and expenses of the Applicant expected to be paid or incurred, directly or indirectly, in connection with the transactions described above are estimated as follows:

        Securities and Exchange Commission Fees        $  *
        Legal Fees                                     $  *
        Miscellaneous                                  $  *
        TOTAL                                          $  *

*       To be filed by amendment.

ITEM 3. APPLICABLE STATUTORY PROVISIONS.

        The sections of the Act and rules or exemptions thereunder that the Applicant considers applicable to the transactions or the basis for exemption therefrom are set forth below:

Provision of financial assistance                       Sections 6(a), 7, 9 and
to STI and STI projects                                 10; Rules 45(a) and 54.


ITEM 4. REGULATORY APPROVALS.

        No consent or approval of any state commission or any federal commission other than the Commission is necessary for the transactions which are the subject of this Application-Declaration.

ITEM 5. PROCEDURE.

        (a) In order to enable the Applicant to enter into the proposed transactions promptly, the Applicant hereby requests that this Application-Declaration be granted and made effective at the earliest convenient date.

        (b) It is not considered necessary that there be a recommended decision by a hearing officer or by any other responsible officer of the Commission. The Office of Public Utility Regulation may assist in the preparation of the decision of the Commission, and it is believed that a thirty (30) day waiting period between the issuance of the order of the Commission and the day on which the order is to become effective would not be appropriate.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS.
(* To be filed by amendment.)

        (a)     Exhibits.

                *Exhibit F                              Opinion of Counsel

                Exhibit H                               Proposed Form of Notice

       *(b)     Financial Statements.

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS.

        The transactions described in Item 1 do not involve major federal actions significantly affecting the quality of the human environment. No federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.

SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Applicant has duly caused this statement to be signed on its behalf by the undersigned duly authorized individual.


                                                EUA ENERGY INVESTMENT
                                                CORPORATION



                                                By:
                                                Name:   Clifford J. Hebert, Jr.
                                                Its:    Treasurer


Dated:  October 15, 1998